EXHIBIT (a)(1)(N)

FOR IMMEDIATE RELEASE

Dubai World Public Tender Offer for Shares of MGM MIRAGE Expires

Las Vegas, Nevada, October 8, 2007 – Infinity World Investments LLC (“Infinity World”), a wholly-owned subsidiary of Dubai World, announced today that its previously-announced cash tender offer to purchase up to 14.2 million shares of MGM MIRAGE (NYSE: MGM) common stock at $84 per share has expired.

Dubai World and Infinity World have been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of the expiration of the offer at 11:59 p.m., New York City time, on October 5, 2007, stockholders of MGM MIRAGE had tendered 348,903 shares of MGM MIRAGE common stock, representing approximately 0.12 percent of the outstanding shares of MGM MIRAGE common stock. Infinity World has accepted all 348,903 shares of MGM MIRAGE common stock validly tendered for payment and will promptly complete the purchase pursuant to the terms of the tender offer.

The tender offer was made pursuant to previously announced definitive agreements between Dubai World and MGM MIRAGE dated August 21, 2007 in which Dubai World and MGM MIRAGE agreed to form a 50/50 joint venture, CityCenter Holdings LLC, and in which Infinity World would acquire stock of MGM MIRAGE both through the tender offer, and also through the direct purchase from MGM MIRAGE of 14.2 million shares of MGM MIRAGE common stock at the same price of $84 per share that was paid to shareholders electing to sell in the tender offer.

Dubai World intends to promptly complete the direct purchase from MGM MIRAGE pursuant to the definitive agreements. Once the direct purchase of shares of MGM MIRAGE common stock is complete, Infinity World will own 14,548,903 million shares of MGM MIRAGE common stock, representing approximately 4.9 percent of the total outstanding shares.

MacKenzie Partners, Inc. is acting as the Information Agent. For questions regarding this offer, investors may call MacKenzie Partners collect at (212) 929-5500 or toll free at (800) 322-2885.

About Infinity World Investments LLC

Infinity World Investments LLC is a wholly-owned subsidiary of Dubai World. Dubai World is a major investment holding company with a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barneys New York, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Dubai World’s iconic real estate projects include the Nakheel’s Palm developments and The World. The group also has extensive real estate investments in the US, the UK and South Africa,

unique hospitality destinations in every corner of the world, and is a leading global port operator. In the last five years, Dubai World has developed 80,000 luxury residential villas and apartments and approximately three million square feet of retail space.

For Questions on the Tender Process:

MacKenzie Partners

(212) 929-5500 or (800) 322-2885

For Media:

Edelman for Dubai World:

John R. Dillard

(212) 704-8174

john.dillard@edelman.com

Christopher Mittendorf

(212) 704-8134

christopher.mittendorf@edelman.com

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